NEWS RELEASE

2nd QUARTER 2004 RESULTS
ONLY SOLD 68% OF GOLD PRODUCED
INCREASED GOLD HOLDINGS, DEFERRED EARNINGS & CASH FLOW
NAMED ONE OF CANADA'S TOP PERFORMING COMPANIES
(All dollar amounts in US$ unless otherwise stated)

Toronto, July 21, 2004 - GOLDCORP INC. (GG: NYSE; G: TSX) reports financial results for the 2nd Quarter 2004 that reflects its strategy to stockpile, rather than sell, a large portion of its gold production in anticipation of higher gold prices.

Q2, 2004 SIGNIFICANT EVENTS

  Bullion Adjusted Earnings and Cash Flow per share were $0.08 and $0.13 respectively for the 2nd Quarter 2004 and $0.22 and $0.20 for the 1st half of 2004 compared to $0.11 and $0.12 in 2nd Quarter 2003 and $0.19 and $0.05 in 1st half 2003;

  Reported (GAAP) Earnings and Cash Flow per share for 2nd Quarter 2004 were $0.05 and $0.06, and $0.14 and $0.04 for 1st half of 2004 compared to $0.10 and $0.09 in 2nd Quarter 2003 and $0.17 and $0.01 in 1st half 2003;

  Red Lake Expansion completes another milestone, 8th Level station built and new shaft down to 1,250 feet;

  Encouraging Exploration Results

FINANCIAL RESULTS

2nd Quarter Ended June 30, 2004

At June 30, 2004, the Company held treasury assets totaling $380.5 million, with cash and short-term investments of $302.9 million, gold bullion with a market value of $46.6 million and marketable securities with a market value of $31.0 million.

Goldcorp Inc. - 2004 Second Quarter Results	Page 2

Bullion Adjusted Earnings (if all gold produced was sold) for the 2nd quarter, 2004 were $15.9 million, or $0.08 per share, which represents a decrease of 21% over the Bullion Adjusted Earnings for the same period in 2003. Bullion Adjusted Earnings for first half 2004 were $41.8 million, or $0.22 per share, compared with $35.3 million, or $0.19 per share, for the first half of 2003.

The Bullion Adjusted Cash Flow was $24.6 million, or $0.13 per share, compared with $21.9 million, or $0.12 per share, for the 2nd quarter, 2003. Bullion Adjusted Cash Flow for the six months ended June 30, 2004 was $37.2 million, or $0.20 per share, compared with $8.8 million, or $0.05 per share, during the first half of 2003.

GAAP earnings for the quarter were $9.2 million ($0.05 per share) versus $17.6 million ($0.10 per share) for the same period in 2003. Earnings from operations during the quarter were $8.1 million lower than the second quarter of 2003, which represent, on an after tax basis, approximately $0.03 per share. The decrease in earnings from operations is largely due to the holdback of one-third of production (45,021 ounces) during the quarter versus 14% (21,648 ounces) for the quarter last year, along with fewer ounces being produced. As a result, revenue was $8.3 million lower. In addition, corporate administration increased by $0.5 million, largely due to the expensing of stock options and exploration expense increased by $2.2 million compared with the same period in 2003. Income tax expense was $1.9 million higher this quarter compared with last year. During 2003, a reduction to income tax expense of approximately $0.02 per share was recorded due to changes to the taxation of resource income under the Canadian Income Tax Act.

Cash flow from operations during the quarter was $11.9 million, or $0.06 per share, compared with $16.6 million, or $0.09 per share for the 2nd quarter 2003. Cash flow was lower largely as a result of more gold production being withheld from sale.

During the 2nd quarter, Goldcorp continued to generate some of the highest margins within the industry: 62% Gross Operating Margin and 23% Net Profit Margin. Return on Invested Capital (ROIC) was 7%. On a bullion adjusted basis, the margins were even stronger: 63% Gross Operating, 28% Net Profit and ROIC of 13%.

Six Month Ended June 30, 2004

For the six months ending June 30, 2004, earnings were $26.5 million, or $0.14 per share, on revenues of $88.8 million, versus earnings of $31.8 million, or $0.17 per share on revenues of $96.2 million for the six months ended June 30, 2003. The reduction in earnings is the result of the Company holding back more gold ounces from sale. Year-to-date, 96,946 ounces were withheld from sale versus 25,525 ounces for the same period in 2003.

Operating cash flow for the period was $8.4 million, or $0.04 per share, compared with $2.3 million, or $0.01 per share, for the same period in 2003.

FINANCIAL ACHIEVEMENTS

Goldcorp is One of Canada's Top Performing Companies!

In Canadian Business Magazine's annual survey of Canada's Largest Public Companies at yearend 2003, Goldcorp ranked 7th for sales growth, 6th for profit growth and 10th for shareholder returns over the past 3 years ended December 31, 2003. This report was based on the 221 companies that comprise the S&P/TSX Composite Index.

Goldcorp Inc. - 2004 Second Quarter Results	Page 3

The Financial Post ranked the 800 largest public Canadian companies for 2003 and Goldcorp placed 2nd for five- year percentage profit growth and 7th for profit margins. Goldcorp continues to demonstrate that a producer of gold can achieve the same financial success as the leading, high-margin software and bio-medical companies!

GOLD HOLDINGS

Rebuilding Bullion Inventory

At June 30, 2004, Goldcorp's gold inventory had reached 3.7 tonnes, or 117,737 ounces. For the 2nd quarter 2004, 45,021 ounces were withheld from sale, which is equal to one-third of production versus 10% withheld in 2003. The Company plans to continue withholding a similar amount until yearend.

OPERATING RESULTS

2nd Quarter Ended June 30, 2004

Total gold production was 138,617 ounces at a cash cost of $116 per ounce sold, compared with 149,354 ounces at a cash cost of $100 per ounce sold during the same period in 2003.

The Red Lake Mine produced 116,800 ounces of gold during the quarter, at a cash cost of $85 per ounce sold, compared with 129,860 ounces at a cash cost of $73 per ounce sold during the 2nd quarter, 2003. The year over year decease in production was largely the result of a lower average grade of ore processed at the Red Lake Mine. The grade (concentration of gold) was 1.99 ounces of gold per ton (opt), or 68.2 grams per tonne (gpt), compared with a grade of 2.47 opt (84.7 gpt) processed during the 2nd quarter, 2003. The recovery rate of 91.2% was up compared with 87.8% during the corresponding period in 2003. The slight decrease in grade is due to the mining sequence; higher grades are expected to be mined in the 3rd and 4th quarter of 2004.

The cash cost for the 2nd quarter of $85 per ounce was $12 per ounce higher than the corresponding period in 2003. The increase was the result of the lower grade and increased production costs ($8 per ounce), a stronger Canadian dollar ($2 per ounce) and an increased percentage of concentrate ounces sold ($2 per ounce). Concentrate ounces require additional processing and as a result, are produced at a higher cost, which raises Red Lake's overall cash cost.

The Wharf Mine had a good quarter. It produced more gold at a lower cost: 21,817 ounces of gold during the quarter, at a cash cost of $245 per ounce sold, compared with 19,494 ounces at a cash cost of $282 per ounce sold during the 2nd quarter, 2003. The lower cash cost was the result of lower mining and processing costs.

Saskatchewan Minerals revenue, operating profit and cash flow decreased compared with the corresponding period in 2003 due to lower sales volumes and a stronger Canadian dollar.

Complete operating statistics for all operations are found starting on page 19 of Goldcorp's June 30, 2004 interim MD&A.

Six Months Ended June 30, 2004

Gold production for the six months ending June 30, 2004 was 297,944 ounces at a cash cost of $107 per ounce sold, compared with 283,097 ounces at a cash cost of $100 per ounce sold during the same period, 2003.

Goldcorp Inc. - 2004 Second Quarter Results	Page 4

The Red Lake Mine, in the first half 2004, produced 257,028 ounces at a cash cost of $80 per ounce sold versus 247,199 ounces at a cash cost of $74 per ounce sold in 2003. The increase in cost on a per ounce basis is due to a stronger Canadian dollar and more gold production from higher cost concentrate (10,352 ounces versus 1,463 ounces in 2003). For the six months ending June 30, 2004, the average grade and recovery rate of ore processed at the mine was 2.26 opt (77.5 gpt) and 90.7% compared with an average grade and recovery rate of 2.27 opt (77.8 gpt) and 87.7% for the ore processed during the first six months in 2003.

The Wharf Mine produced 40,916 ounces of gold at a cash cost of $242 per ounce sold during the six months ending June 30, 2004 compared with 35,898 ounces at a cash cost of $280 per ounce sold during the same period, 2003. The lower cost is again the result of lower mining and processing costs.

RED LAKE MINE EXPANSION

The sinking of the new shaft continues to progress at the Red Lake Mine. Capital expenditures totalled $6 million in the first quarter, $11 million in the first half and are forecast to be $30 million for the year. Project to date, a total of $51 million has been expended and total remaining expenditures to complete the expansion are forecast to be $49 million (based on a CDN$:US$ exchange rate of 1.32). The shaft is currently (21/7/04) at a depth of 1,250 feet (ft) (381 metres (m)). The target depth of this shaft is 7,150 ft (2,179 m). We have also completed the 8 Level station in early July, which is the first level we have excavated in the new shaft. We have experienced some operational and equipment delays which have increased the time required to reach our target shaft sinking rates. We are revising our yearend 2004 target shaft depth to 2,500 ft. The project is still expected to be completed in late 2006 on budget.

RED LAKE MINE EXPLORATION

Year-to-date, the exploration program has proven to be significant because it shows new potential areas of high grade mineralization to the west and both above and below the current outline of the high grade reserves and resources.

Below are the highlights of the exploration update given at the June 16, 2004 Annual General Meeting:

Drilling within the reserve envelope confirmed the continuity and high grade nature of the High Grade Zone (HGZ) with hole 37L566 intersecting an impressive 7.76 opt (266.1 gpt) over 19.2 ft (5.85 m) at a vertical depth of 5,950 ft (1,810 m);

In addition, the deepest high grade mineralization encountered is hole 37L503AW which intersected 3.54 opt (121.4 gpt) over 2.0 ft (0.61m) at a vertical depth of 7,750 ft (2,360 m). This is significant as it indicates the HGZ continues below the current resource limit;

Exploration also encountered intercepts 800 ft west of the HGZ, grading at 1.04 opt (35.7 gpt) over 6.0 ft (1.83 m) at a vertical depth of 5,890 ft (1,795 m) and 0.87 opt (29.8 gpt) over 6.0 ft (1.83 m). Drilling 180 ft (55 m) above the HGZ returned an intersection of 6.55 opt (224.6 gpt) over 4.0 ft (1.22 m).

Further details of these results are contained in our June 16, 2004 press release, which can be referenced on our website located at www.goldcorp.com

Goldcorp Inc. - 2004 Second Quarter Results	Page 5

DIVIDENDS

Over $103 Million Paid Out!

In the 4th quarter 2003, Goldcorp increased its total annual regular dividend by 20% to $0.18 per share and increased the frequency of installments on this total, from bi-monthly to monthly. This year (2004) will be the first full year of these payments. To date, Goldcorp has paid out over $103 million in dividends to shareholders since payments were issued in 2001. Including the special dividend of $0.10 per share, paid in January, the total dividend payments anticipated for 2004 is $0.28 per share.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has NO DEBT, a Large Treasury, positive Cash Flow and Earnings and pays a Dividend twelve times a year! GOLDCORP is UNHEDGED and currently withholds one-third of annual gold production in anticipation of higher gold prices. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

FORWARD-LOOKING STATEMENTS

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp expectations are disclosed under the heading "Risk Factors" and elsewhere in Goldcorp documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.

FINANCIAL INFORMATION

A complete set of our Consolidated Financial Statements and interim Management Discussion and Analysis for the 2nd quarter ended June 30, 2004, are available on our website at www.goldcorp.com.

Gold is Money, Goldcorp is Gold!

For further Information please contact:	Corporate Office:

Ian J. Ball	145 King Street West
Investor Relations	Suite 2700
Phone: (416) 865-0326	Toronto, Ontario
Toll Free: (800) 813-1412	M5H 1J8
Fax:(416) 361-5741	website: www.goldcorp.com
e-mail: info@goldcorp.com

Goldcorp Inc. - 2004 Second Quarter Results	Page 6

Key Financial Statistics
(in US dollars)

			Three months		Six months
			ended June 30,		ended June 30,
Financial results (millions)		2004	2003	2004	2003
Total revenues		$40.5	$ 48.8	$88.8	$96.2
Gold sales		$37.3	$ 45.2	$82.5	$89.4
Earnings from operations		$16.0	$ 24.1	$41.2	$47.3
Earnings for the period		$9.2	$ 17.6	$26.5	$31.8
Operating cash flow		$11.9	$ 16.6	$8.4	$2.3
Per share data (dollars)
Earnings	Basic	$0.05	$ 0.10	$0.14	$0.17
	Diluted	$0.05	$ 0.09	$0.14	$0.17
Cash flow[1]	Basic	$0.06	$ 0.09	$0.04	$0.01
	Diluted	$0.06	$ 0.09	$0.04	$0.01
Bullion adjusted per share data (dollars) [1]
Earnings	Basic	$0.08	$ 0.11	$0.22	$0.19
	Diluted	$0.08	$ 0.11	$0.22	$0.18
Cash flow	Basic	$0.13	$ 0.12	$0.20	$0.05
	Diluted	$0.13	$ 0.11	$0.19	$0.05
Key financial ratios
Gross operating margin[2]		62.1%	64.0%	65.3%	64.7%
Net profit margin[2]		22.7%	36.1%	29.9%	33.1%
Return on invested capital[2]		7.2%	17.4%	10.4%	16.3%
Weighted average shares outstanding (000's)		189,656	182,998	189,560	182,793

	As at June 30,	As at December 31,
Financial Position (millions)	2004	2003

Cash and short-term investments	$302.9	$379.0
Gold bullion holdings (valued at market):
Produced, not sold	$46.6	$8.7
Working capital	$360.8	$362.2
Long-term debt	NIL	NIL
Shareholders' equity	$508.1	$507.7
Shares outstanding (000's)	189,711	189,274

1 For an explanation of Bullion adjusted results, which are non-GAAP performance measures, refer to pages 13-14 of the MD&A
2 For an explanation of non-GAAP performance measures refer to pages 19-21 of the MD&A

Goldcorp Inc. - 2004 Second Quarter Results	Page 7

Key Operating Statistics
(in US dollars)

		Three months		Six months
		ended June 30,		ended June 30,
	2004	2003	2004	2003
Gold withheld from sale (ounces)	45,021	21,648	96,946	25,525
Gold produced (ounces)	138,617	149,354	297,944	283,097
Gold sold (ounces)	93,596	127,706	200,998	257,572

Per Ounce Data ($/oz) [1,2,3]
Average realized gold price	$ 393	$ 352	$ 403	$ 348
Average spot gold price	$ 393	$ 347	$ 401	$ 349

Production Costs
Cash cost	$ 116	$ 100	$ 107	$ 100
Non-cash cost	47	37	45	37
Total cost	$ 163	$ 137	$ 152	$ 137

Results for Individual Operations
Gold Produced (ounces)
Red Lake Mine	116,800	129,860	257,028	247,199
Wharf Mine	21,817	19,494	40,916	35,898
Total	138,617	149,354	297,944	283,097
Per Ounce Data ($/oz)
Red Lake Mine
Cash cost	$85	$ 73	$80	$ 74
Non-cash cost	34	30	34	30
Total cost	$ 119	$ 103	$ 114	$ 104
Wharf Mine
Cash cost	$ 245	$ 282	$ 242	$ 280
Non-cash cost	101	90	100	87
Total cost	$ 346	$ 372	$ 342	$ 367

1 Production costs are based on ounces of gold sold, which differs from ounces of gold produced.
2 Cash and total costs are calculated in accordance with the Gold Institute standards.
3 For an explanation of non-GAAP performance measures refer to pages 19-21 of the MD&A.

Goldcorp Inc. - 2004 Second Quarter Results	Page 8

Goldcorp Inc.
Consolidated Balance Sheets
(in thousands of US dollars)

	June 30,	December 31,
	2004	2003
	(unaudited)
Assets

Current assets
Cash and short-term investments	$302,850	$378,954
Gold bullion inventory (note 3)
(market value: $46,600; 2003: $8,675)	17,340	3,910
Accounts receivable	3,567	8,872
Income and mining taxes receivable	14,300	-
Marketable securities
(market value: $31,047; 2003: $22,003)	24,251	12,224
Inventories	17,362	17,527
Prepaid expenses	1,015	1,803
	380,685	423,290

Mining interests	220,279	207,317
Deposits for reclamation costs	4,934	5,754
Other assets	2,643	2,162
	$608,541	$638,523

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable	$5,919	$5,606
Accrued liabilities	11,021	17,422
Dividends payable	2,897	21,526
Income and mining taxes payable	-	16,516
	19,837	61,070

Reclamation and closure cost obligations	21,751	21,850
Future income and mining taxes	58,850	47,861

Shareholders' equity
Capital stock (note 5)	378,342	375,827
Contributed surplus	4,486	2,275
Cumulative translation adjustment	52,451	66,282
Retained earnings	72,824	63,358
	508,103	507,742
	$608,541	$638,523

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc. - 2004 Second Quarter Results	Page 9

Goldcorp Inc.
Consolidated Statements of Earnings (unaudited)
(in thousands of US dollars, except per share amounts)

	Three months ended		Six months ended
		June 30,		June 30,
	2004	2003	2004	2003
		(restated-note 2)		(restated-note 2)
Revenues
Gold (note 3)	$37,295	$45,236	$ 82,484	$89,391
Industrial minerals	3,166	3,514	6,291	6,834
	40,461	48,750	88,775	96,225
Expenses
Operating	15,322	17,554	30,812	33,946
Corporate administration	2,677	2,213	6,023	4,111
Depreciation and depletion	3,972	4,624	8,216	9,213
Exploration	2,460	258	2,568	1,611
	24,431	24,649	47,619	48,881

Earnings from operations	16,030	24,101	41,156	47,344

Other income (expense)
Interest and other income	2,391	1,934	5,048	3,582
Gain (loss) on foreign currency	365	(1,079)	502	(1,622)
Provision for loss on gold bullion investment	-	(2,161)	-	(2,161)
Gain on sale of marketable securities	221	1,757	1,346	2,514
Increase in provision for decline
in value of marketable securities	(2,486)	(1,568)	(2,889)	(3,136)
	491	(1,117)	4,007	(823)

Earnings before taxes	16,521	22,984	45,163	46,521
Income and mining taxes	7,323	5,389	18,637	14,718

Earnings for the period	$9,198	$17,595	$ 26,526	$31,803

Earnings per share (note 5)
Basic	$0.05	$0.10	$ 0.14	$0.17
Diluted	$0.05	$0.09	$ 0.14	$0.17

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc. - 2004 Second Quarter Results	Page 10

Goldcorp Inc.
Consolidated Statements of Retained Earnings (unaudited)
(in thousands of US dollars)

	Three months ended		Six months ended
		June 30,		June 30,
	2004	2003	2004	2003
		(restated-note 2)		(restated-note 2)

Retained earnings at beginning of period
as previously reported	$72,160	$20,801	$ 63,358	$15,721

Change in accounting policy (note 2)	-	(1,021)	-	(1,021)

As adjusted	72,160	19,780	63,358	14,700

Earnings for the period	9,198	17,595	26,526	31,803

Dividends	(8,534)	(4,577)	(17,060)	(13,705)

Retained earnings at end of period	$72,824	$32,798	$ 72,824	$32,798

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc. - 2004 Second Quarter Results	Page 11

Goldcorp Inc.
Consolidated Statements of Cash Flows (unaudited)
(in thousands of US dollars)

	Three months ended		Six months ended
		June 30,		June 30,
	2004	2003	2004	2003
		(restated-note 2)		(restated-note 2)
Cash provided by (used in)
Operating activities
Earnings for the period	$9,198	$17,595	$ 26,526	$31,803
Items not affecting cash
Depreciation and depletion	3,972	4,624	8,216	9,213
Provision for loss on gold bullion
investment	-	2,161	-	2,161
Gain on sale of marketable securities	(221)	(1,757)	(1,346)	(2,514)
Increase in provision for decline
in value of marketable securities	2,486	1,568	2,889	3,136
Stock option expense	634	-	2,211	-
Future income taxes	8,696	(842)	12,283	(36)
Reclamation expenditures	(458)	(9)	(577)	(60)
Other	301	283	603	561
Change in non-cash operating
working capital (note 6)	(12,661)	(7,028)	(42,396)	(41,972)
Net cash provided by operating activities	11,947	16,595	8,409	2,292
Investing activities
Mining interests	(13,796)	(14,210)	(29,424)	(24,136)
Purchase of gold bullion	-	-	-	(7,572)
Purchase of marketable securities	(12,925)	(48,663)	(16,623)	(62,057)
Proceeds from sale of marketable
securities	1,335	4,331	3,797	7,436
Decrease (increase) in reclamation
deposits	664	(135)	745	(128)
Net cash used in investing activities	(24,722)	(58,677)	(41,505)	(86,457)
Financing activities
Issue of capital stock	1,361	1,142	2,515	2,401
Dividends paid to common
shareholders	(8,532)	(9,145)	(35,986)	(13,705)
Net cash used in financing activities	(7,171)	(8,003)	(33,471)	(11,304)
Effect of exchange rate changes on cash	(5,905)	17,476	(9,537)	34,656
Decrease in cash and short-term
investments	(25,851)	(32,609)	(76,104)	(60,813)
Cash and short-term investments
at beginning of period	328,701	232,629	378,954	260,833
Cash and short-term investments
at end of period	$302,850	$200,020	$ 302,850	$200,020

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc. - 2004 Second Quarter Results	Page 12

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

  General

The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the Notes to the Company's audited consolidated financial statements for the year ended December 31, 2003, since they do not contain all disclosures required by Canadian GAAP for annual financial statements.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

  Change in Accounting Policy

As described in Note 3(b) to the 2003 audited consolidated financial statements, the Company has adopted the new CICA accounting standard on "Asset retirement obligations". The effect of this change was to decrease retained earnings at January 1, 2003 by $1,021,000. The effect on earnings, net of taxes, for the three and six months ended June 30, 2003 was a reduction of $203,000 and $406,000, respectively.

The Company also adopted effective January 1, 2003, the new accounting standard in respect of stock-based compensation as described in Note 3(a) to the audited consolidated financial statements. This had no effect on retained earnings at January 1, 2003, or earnings for the six months ended June 30, 2003. Total stock option expense for the three and six months ended June 30, 2004 was $634,000 and $2,211,000, respectively. For the six months ended June 30, 2004, the stock option expense of $2,211,000 is separated between a corporate administration expense component of $1,615,000 and an operating expense component of $596,000.

  Gold Bullion

At June 30, 2004, the Company had 117,737 ounces of produced gold bullion, which is carried on the balance sheet at a production cost of $17,340,000. This represents an addition to inventory of 45,021 ounces during the quarter, and 96,946 ounces during the six months ended June 30, 2004. The market value of the Company's produced gold bullion on June 30, 2004, was $46,600,000.

The Company did not hold purchased gold bullion at anytime during 2004.

Goldcorp Inc. - 2004 Second Quarter Results	Page 13

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

  Segmented Information

The Company has two reportable industry segments: gold mining in Canada and the United States and industrial minerals mining in Canada. The Company's gold mines consist principally of the Red Lake Mine located in northern Ontario and the Wharf Mine located in South Dakota. The industrial mineral operations consist of Saskatchewan Minerals, located in Saskatchewan, which produces sodium sulphate primarily for the detergent industry.

	Three months ended		Six months ended
(in thousands of US dollars)		June 30,		June 30,
	2004	2003	2004	2003
Gold		(restated-note 2)		(restated-note 2)
Revenues:
Canada	$30,046	$39,394	$ 68,953	$77,767
United States	7,249	5,842	13,531	11,624
	37,295	45,236	82,484	89,391
Depreciation and depletion	3,892	4,556	8,062	9,092
Operating income before taxes	18,579	25,794	46,825	50,340
Expenditures for mining interests	13,798	14,153	29,420	24,079

Industrial Minerals
Revenues:
Canada	$1,782	$1,792	$ 3,569	$3,485
United States	1,384	1,722	2,722	3,349
	3,166	3,514	6,291	6,834
Depreciation and depletion	80	68	154	121
Operating income before taxes	128	520	354	1,115
Expenditures for mining interests	(2)	57	4	57

Total
Revenues:
Canada	$31,828	$41,186	$ 72,522	$81,252
United States	8,633	7,564	16,253	14,973
	40,461	48,750	88,775	96,225
Depreciation and depletion	3,972	4,624	8,216	9,213
Operating income before taxes	18,707	26,314	47,179	51,455
Expenditures for mining interests	13,796	14,210	29,424	24,136

Goldcorp Inc. - 2004 Second Quarter Results	Page 14

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

	Three months ended		Six months ended
		June 30,		June 30,
	2004	2003	2004	2003
Reconciliation of earnings before taxes		(restated-note 2)		(restated-note 2)
Operating income from reportable
segments before taxes	$ 18,707	$ 26,314	$ 47,179	$51,455
Provision for loss on gold bullion
investment	-	(2,161)	-	(2,161)
Gain on sale of marketable securities	221	1,757	1,346	2,514
Increase in provision for decline
in value of marketable securities	(2,486)	(1,568)	(2,889)	(3,136)
Interest and other income	2,391	1,934	5,048	3,582
Gain (loss) on foreign currency	365	(1,079)	502	(1,622)
Corporate expenses	(2,677)	(2,213)	(6,023)	(4,111)

Earnings before taxes	$ 16,521	$ 22,984	$ 45,163	$46,521
  Capital Stock

At June 30, 2004, the Company had 189,710,728 common shares outstanding. If all outstanding options and warrants had been exercised a total of 208,832,287 common shares would have been outstanding.

The following table sets forth the computation of diluted earnings per share:

(in thousands of US dollars except per share amounts)	Three months ended		Six months ended
		June 30,		June 30,
	2004	2003	2004	2003
Numerator:		(restated-note 2)		(restated-note 2)
Earnings available to common shareholders	$9,198	$17,595	$ 26,526	$31,803

Denominator (shares in thousands):	189,656	182,998	189,560	182,793
Effect of dilutive securities:
Stock options	1,248	5,901	1,378	5,858
Warrants	2,292	2,424	2,775	2,388
	3,540	8,325	4,153	8,246
Adjusted weighted average shares and
and assumed conversions	193,196	191,323	193,713	191,039

Basic earnings per share	$0.05	$0.10	$0.14	$0.17
Diluted earnings per share	$0.05	$0.09	$0.14	$0.17

Goldcorp Inc. - 2004 Second Quarter Results	Page 15

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

The following lists the stock options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average fair market value of the common shares for the period (in thousands):

	Three months ended		Six months ended
		June 30,		June 30,
	2004	2003	2004	2003

Stock options	1,825	10	1,816	15
Warrants	8,000	8,000	-	8,000
	9,825	8,010	1,816	8,015

The Company recognizes a compensation expense for all stock options awarded since January 1, 2003, based on the fair value of the options on the date of grant which is determined by using an option pricing model. The fair value of the options is expensed over the vesting period of the options. No compensation expense has been recorded for stock options issued before January 1, 2003. No stock options have been issued during the six months of 2004.

The following is the Company's pro forma earnings with the fair value method applied to all options issued since January 1, 2002 (the Black-Scholes option pricing model assumptions used are consistent with those described in Note 9(f) to the 2003 audited consolidated financial statements):

	Three months ended		Six months ended
		June 30,		June 30,
	2004	2003	2004	2003
		(restated-note 2)		(restated-note 2)

Earnings for the period	$9,198	$17,595	$ 26,526	$31,803
Net additional compensation expense related
to fair value of stock options	(164)	(1,000)	(784)	(2,278)
Pro forma earnings for the period	$9,034	$16,595	$ 25,742	$29,525

Pro forma earnings per share:
Basic	$0.05	$0.09	$ 0.14	$0.16
Diluted	$0.05	$0.09	$ 0.13	$0.15

Goldcorp Inc. - 2004 Second Quarter Results	Page 16

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

  Change in Non-Cash Operating Working Capital
(in thousands of US dollars)	Three months ended		Six months ended
		June 30,		June 30,
	2004	2003	2004	2003
Decrease (increase) in current assets:
Gold bullion	$(7,258)	$ (1,742)	$ (13,430)	$ (2,073)
Accounts receivable	5,836	(634)	5,226	(523)
Inventories	1,666	(816)	2,721	(1,881)
Prepaid expenses	342	251	(79)	532
Increase (decrease) in current liabilities:
Accounts payable	(1,385)	5,653	(5,013)	555
Accrued liabilities	(266)	-	(1,538)	-
Income and mining taxes payable	(11,596)	(9,740)	(30,283)	(38,582)
	$ (12,661)	$ (7,028)	$ (42,396)	$ (41,972)

Goldcorp Inc. - 2004 Second Quarter Results	Page 17

Interim Management's Discussion and Analysis
For the quarter ended June 30, 2004

Financial Results
(in millions of US dollars, except per share and per ounce amounts)

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") analyses the results of operations for the three and six months ended June 30, 2004 for Goldcorp Inc. ("Goldcorp" or the "Company").

Revenues for the quarter ended June 30, 2004 were $40.5 million, an $8.3 million decrease compared with the corresponding period last year. This reflects the sale of significantly fewer ounces as a result of an increase to the percentage of gold production held back from sale, partially offset by a 12% increase in realized gold prices. During the first quarter of 2004, Goldcorp increased the percentage of gold withheld from sale to approximately 33% of production and continued to withhold this amount during the second quarter. This compares with 3% held back during the first quarter of 2003 and 14% held back during the second quarter of 2003.

Revenues for the six months ended June 30, 2004 were $88.8 million compared with $96.2 million during the first six months of 2003. Again, this reflects the net effects of an increase in the amount of gold withheld from sale, partially offset by an increase in the realized price of gold.

Goldcorp produced 138,617 ounces of gold bullion during the second quarter of 2004 and sold 93,596 ounces, compared with 149,354 ounces produced and 127,706 ounces sold for the corresponding period last year. The realized price during the second quarter of 2004 was $393 per ounce compared with $352 per ounce during the second quarter of 2003. For the six months ended June 30, 2004, Goldcorp produced 297,944 ounces and sold 200,998 ounces, compared with 283,097 ounces produced and 257,572 ounces sold during the first six months of 2003. The realized price for the six months ended June 30, 2004 was $403 per ounce compared with $348 per ounce during the same period in 2003.

Earnings for the second quarter of 2004 were $9.2 million ($0.05 per share) compared to $17.6 million ($0.10 per share) for the second quarter of 2003 and $17.3 million ($0.09 per share) for the first quarter of 2004. Due primarily to the decision to sell fewer ounces, earnings for the second quarter of 2004 decreased by $8.4 million, or 48%, compared to the corresponding period last year. Included in the current quarter and six month results for 2004 are stock option expenses totalling $0.6 million and $2.2 million, respectively. Although Goldcorp adopted the policy of expensing stock options effective January 1, 2003, there was no corresponding stock option expense for the first or second quarter of 2003. Earnings for the six months ended June 30, 2004 were $26.5 million, a $5.3 million reduction compared to 2003 attributable to the reduction in ounces sold and stock option expenses.

Earnings from operations for the quarter were $16.0 million compared to $24.1 million in the second quarter of 2003. Other factors affecting our operating results include a $2.2 million increase in exploration expense reflecting continued exploration efforts, partially offset by a $0.7 million decrease in depreciation and depletion which reflects fewer ounces being sold. Consolidated cash cost per ounce has increased to $116 per ounce in the second quarter of 2004, compared to $100 per ounce in the same period in 2003. Non-cash costs have increased to $47 per ounce in the second quarter of 2004 compared to $37 per ounce for the same period in 2003.

Cash flow from operations for the second quarter of 2004 was $11.9 million compared to $16.6 million for the second quarter of 2003. The decrease is due to lower earnings and changes in non-cash working capital on a quarter over quarter basis. For the six months ended June 30, 2004, cash flow from operations was $8.4 million, an increase from $2.3 million for the same period in 2003. The improvement for the six month period arose

Goldcorp Inc. - 2004 Second Quarter Results	Page 18

primarily due to reductions in the working capital movement attributable to tax payments during the first quarter of 2004 compared to 2003.

At the end of June 30, 2004, Goldcorp had treasury assets at a market value of $380.5 million, comprised of cash and short-term investments of $302.9 million, gold bullion of $46.6 million and marketable securities of $31.0 million.

Gold Bullion

Revenue from gold bullion production is recognized when ownership passes to the purchaser and, as a result, revenue is recorded when the gold is sold, not when it is produced. Unlike other gold producers, Goldcorp has strategically held back on the sale of gold bullion ounces in anticipation of higher prices. During the second quarter of 2004, 45,021 ounces, or 32% of production, were held back from sale, compared to 21,648 ounces, or 14% of production, held back during the same period in 2003. For the six months ended June 30, 2004, Goldcorp held back 96,946 ounces, or 33% of production, from sale compared to 25,525 ounces, or 9% of production, during the same period in 2003.

Under generally accepted accounting principles (GAAP), unsold gold bullion is carried on the balance sheet at the lower of cost or market and revenue is not recognized until the ounces are sold. As a result, the financial statements do not reflect the market value of the accumulated gold bullion. To accurately reflect Goldcorp's operating performance and financial position certain non-GAAP information is presented reflecting the net realizable value of the accumulated gold bullion and the impact on operations as if the bullion was sold. This approach more accurately reflects the results of our operating activities.

These "bullion adjusted" figures are not measures of performance under Canadian or US GAAP. They should not be considered in isolation or as a substitute for GAAP measures. The bullion adjusted figures do not have standardized meaning nor are they necessarily comparable with other companies.

Bullion Adjusted Results
(in millions of US dollars, except per share amounts)	Three months ended		Six months ended
		June 30,		June 30,
	2004	2003	2004	2003
Earnings, as reported	$9.2	$17.6	$26.5	$31.8
Adjusted earnings if all gold bullion produced
was also sold in the same period	6.7	2.6	15.3	3.5
Bullion adjusted earnings	$15.9	$20.2	$41.8	$35.3

Bullion adjusted earnings per share
Per Share: Basic	$0.08	$0.11	$0.22	$0.19
Diluted	$0.08	$0.11	$0.22	$0.18

Operating cash flow, as reported	$11.9	$16.6	$8.4	$2.3
Adjusted cash flow if all gold bullion produced
was also sold in the same period	12.7	5.3	28.8	6.5
Bullion adjusted cash flow	$24.6	$21.9	$37.2	$8.8

Bullion adjusted cash flow per share
Per Share: Basic	$0.13	$0.12	$0.20	$0.05
Diluted	$0.13	$0.11	$0.19	$0.05

Goldcorp Inc. - 2004 Second Quarter Results	Page 19

Impact of withholding current reporting period's production

Had Goldcorp sold the 45,021 ounces of gold bullion production held back during the second quarter of 2004, earnings would have increased from $9.2 million to $15.9 million (from $0.05 per share to $0.08 per share), while operating cash flow would have increased from $11.9 million to $24.6 million (from $0.06 per share to $0.13 per share). Comparatively, for the second quarter of 2003, reported earnings would have increased from $17.6 million to $20.2 million (from $0.10 per share to $0.11 per share) and operating cash flow would have improved from $16.6 million to $21.9 million (from $0.09 per share to $0.12 per share) had the Company sold the 21,648 ounces held back from production for the period. The bullion adjusted impact is greater in the current year as the proportion of gold bullion held back from sale has increased significantly compared to 2003.

Operational Review

Red Lake Mine

	Three months			Six months
	ended June 30,		ended June 30,
	2004	2003	2004	2003
Operating Data
Tons of ore milled	60,055	59,451	120,184	120,104
Tons of ore milled per calendar day	660	653	660	664
Average mill head grade (ounces per ton)	1.99	2.47	2.26	2.27
Average recovery rate	91.2%	87.8%	90.7%	87.7%
Ounces of gold produced	116,800	129,860	257,028	247,199
Ounces of gold sold	75,646	111,271	167,946	225,092
Operating cost per ounce
Cash production cost	$85	$73	$80	$74
Non-cash cost	34	30	34	30
Total operating costs	$119	$103	$114	$104

Financial Data (in millions of US dollars)
Revenues	$30.0	$39.4	$69.0	$77.8
Operating profit	$20.6	$27.5	$48.8	$53.7
Operating margin (%)	69%	70%	71%	69%
Operating cash flow	$23.0	$30.6	$54.1	$60.4

During the second quarter, the Red Lake Mine produced 116,800 ounces of gold at a cash cost of $85 per ounce, compared with 129,860 ounces at a cash cost of $73 per ounce for the corresponding period last year. The higher cash cost for the period is primarily the result of lower head grades experienced. The lower average mill head grade of 1.99 ounces per ton ("opt"), or 56.4 grams per ton ("gpt"), compared to 2.47 opt, or 70.0 gpt, in the corresponding period in 2003, resulted in fewer production ounces over which costs were absorbed. Also affecting the reported cash cost is the strengthening of the Canadian dollar. During the second quarter of 2004, the average cost of CDN$1.00 was US$0.736, compared to US$0.715 during the corresponding period in the prior year. Partially offsetting the effects of the lower grade were increased recovery rates which have been greater than 90% for the three and six month periods ended June 30, 2004. In total, the $12 per ounce increase in cash cost on a per ounce basis for the current quarter can be attributed as follows: $2 relates to the impact of the stronger Canadian dollar, $2 relates to the proportion of production derived from higher cost concentrate, and $8 relates to increased operating costs at the mine due primarily to lower grades. For the six months ended June 30, 2004, production has increased compared to the prior year as higher grades during the first quarter of 2004 compensated for the lower grades experienced in the current quarter. Increases in cash cost over for the six month period compared to the prior year are primarily due to the stronger Canadian dollar.

Goldcorp Inc. - 2004 Second Quarter Results	Page 20

Red Lake Mine Concentrate

Gold not recovered through the processing facility at the Red Lake Mine is stockpiled in concentrate form, to be transported and processed by a third party at a subsequent date. Currently, Goldcorp ships concentrate for processing to Barrick's Goldstrike Mine in Nevada and Placer Dome's Campbell Mine, located adjacent to the Red Lake Mine. During the second quarter, 3,352 ounces of gold were recovered from concentrate at a cash cost of $159 per ounce (including both inventoried mining and milling costs, and transportation and secondary processing costs). Total concentrate ounces recovered for the six month period were 10,352 ounces at a cash cost of $140 per ounce.

Also recovered during the quarter were 1,066 ounces of gold from "Old Concentrate" at a cash cost of $227 per ounce (including transportation and secondary processing costs only). Old Concentrate refers to concentrate produced from the sulphide ore mined prior to the shutdown of the Mine in 1996. Ounces produced from Old Concentrate, and the associated cost per ounce, are not included in the Red Lake operating results. If the 1,066 ounces from Old Concentrate were included, second quarter production would have been 117,866 ounces, at a cash cost of $86 per ounce. For the six month period, 3,513 ounces of Old Concentrate were recovered at a cash cost of $254 per ounce.

Wharf Mine

	Three months			Six months
	ended June 30,		ended June 30,
	2004	2003	2004	2003
Operating Data
Tons of ore mined (000's)	557	823	1,443	1,695
Tons of waste removed (000's)	1,608	2,378	4,634	6,128
Ratio of waste to ore	2.89:1	2.89:1	3.21:1	3.62:1
Tons of ore processed (000's)	644	830	1,461	1,595
Average grade of gold processed (opt)	0.023	0.026	0.027	0.024
Ounces of gold produced	21,817	19,494	40,916	35,898
Ounces of gold sold	17,950	16,435	33,052	32,480
Operating cost per ounce
Cash production cost	$230	$267	$223	$266
Royalties and severance taxes	15	15	19	14
Total cash cost	$245	$282	$242	$280
Non-cash cost	101	90	100	87
Total operating cost	$346	$372	$342	$367

Financial Data (in millions of US dollars)
Revenues	$7.2	$5.8	$13.5	$11.6
Operating profit	$1.0	$(0.6)	$2.1	$(0.5)
Operating margin (%)	14%	(10%)	16%	(4%)
Operating cash flow	$2.9	$1.1	$5.6	$2.4

Operating results at the Wharf Mine during 2004 have improved compared to the same period in 2003. Production of 21,817 ounces of gold during the second quarter of 2004 reflects a 12% increase over the 19,494 ounces of gold produced for the second quarter of 2003. Total cash cost for the second quarter of 2004 of $245 per ounce was $37 lower than the corresponding period last year reflecting lower mining and processing costs. Non-cash costs are $101 per ounce compared to $90 per ounce in the corresponding prior year period. This reflects the amortization of capitalized pre-stripping costs incurred to access the ore in the Mine's remaining pit

Goldcorp Inc. - 2004 Second Quarter Results	Page 21

(the Trojan Pit), along with higher non-cash charges resulting from both the new accounting standards on asset retirement obligations and the expensing of stock options.

Saskatchewan Minerals
(in millions of US dollars, operating data in thousands of tons)

	Three months			Six months
	ended June 30,		ended June 30,
	2004	2003	2004	2003
Operating Data
Tons produced	26.2	27.2	51.8	59.3
Tons sold	25.6	28.3	49.7	56.3
Financial Data
Revenues	$3.2	$3.5	$6.3	$6.8
Operating profit	$0.1	$0.5	$0.3	$1.1
Operating margin (%)	3%	14%	5%	16%
Operating cash flow	$0.3	$0.6	$0.6	$1.3

Revenue and operating profit have decreased compared to the corresponding period last year due to lower sales volumes and a stronger Canadian dollar.

Expenses
(in millions of US dollars)	Three months			Six months
	ended June 30,		ended June 30,
	2004	2003	2004	2003
Operation expense	$ 15.3	$17.5	$ 30.8	$34.0
Corporate administration	2.7	2.2	6.0	4.1
Depreciation and depletion	4.0	4.6	8.2	9.2
Exploration	2.4	0.3	2.6	1.6
	$ 24.4	$24.7	$ 47.6	$48.9

The lower operating expense for both the three and six month periods of 2004 largely reflects the decision to sell fewer ounces compared to the corresponding periods in 2003. On a per ounce basis, Goldcorp's consolidated cash cost for the second quarter of 2004 was $116 per ounce, compared with $100 per ounce for the second quarter of 2003. For the six months ended June 30, 2004, the cash costs were $107 per ounce compared to $100 per ounce in the prior year period. The cost attributable to each operation is described in the operational review above.

There was an increase in corporate administration expense for both the three and six month periods ended June 30, 2004, compared to the same periods in 2003, which is largely due to the effects of adopting the amended accounting recommendations of the CICA for stock-based compensation. Goldcorp applied the standard on a prospective basis to options issued subsequent to December 31, 2002; however, there was no stock option expense to report for the first or second quarter of 2003.

Depreciation and depletion expenses incurred for the second quarter of 2004 were $4.0 million, compared with $4.6 million for the corresponding period last year. For the six month period, depreciation and depletion declined by $1.0 million. The decrease during 2004 reflects the decrease in the number of ounces sold, partially offset by higher mining interest balances subject to amortization.

Goldcorp Inc. - 2004 Second Quarter Results	Page 22

Total exploration expenditures (both expensed and capitalized) were $6.5 million for the second quarter of 2004, compared with $4.7 million in same period in 2003. Goldcorp expenses exploration expenditures up to the time it is established that a property has reserves which are economically recoverable and capitalizes exploration expenditures aimed at increasing reserves.

Other Income (Expense)
(in millions of US dollars)	Three months			Six months
	ended June 30,		ended June 30,
	2004	2003	2004	2003

Interest and other income	$2.4	$1.9	$5.0	$3.6
Gain (loss) on foreign currency	0.4	(1.0)	0.5	(1.6)
Loss on bullion held for resale	-	(2.2)	-	(2.2)
Gain on sale of marketable securities	0.2	1.8	1.4	2.5
Increase in provision for decline in value
marketable securities	(2.5)	(1.6)	(2.9)	(3.1)
	$0.5	$(1.1)	$4.0	$(0.8)

Interest and other income earned for the quarter ended June 30, 2004, increased by $0.5 million compared to the second quarter of 2003. The increase for the six month period compared to the prior year was $1.4 million. The increases are primarily attributable to interest earned on higher cash balances and a stronger Canadian dollar which has increased the amount of interest, in US dollar terms, earned on Canadian dollar denominated financial instruments.

The gain/loss on foreign currency is the result of the movement in the Cdn/US dollar rate of exchange on US dollar denominated monetary assets in the Company's Canadian operations. The gain on sale of marketable securities of $0.2 million reflects realized gains during the period on the disposal of certain holdings in the Company's marketable securities portfolio. The increase in the provision for decline in value of marketable securities in the current quarter of $2.5 million relates to unrealized adjustments to the lower of cost or market. This compares to a $2.9 million recorded for the same purpose during the second quarter of 2003.

Liquidity and Capital Resources

Treasury assets

Goldcorp's treasury assets, noted at market values, are listed below. With the exception of cash and short-term investments, these values differ from the GAAP valuation on the balance sheet which is at the lower of cost or market.

	As at June 30,	As at December 31,
(in millions of US dollars)	2004	2003

Cash and short-term investments	$302.9	$379.0
Produced gold bullion - at market value	46.6	8.7
Marketable securities - at market value	31.0	22.0
	$380.5	$409.7

Cash and short-term investments decreased by $76.1 million, from $379.0 million at December 31, 2003, to $302.9 million at June 30, 2004. During the six month period, operating activities provided $8.4 million, while investing and financing activities used $41.5 million and $33.5 million, respectively. The movement in the

Goldcorp Inc. - 2004 Second Quarter Results	Page 23

US/Canadian dollar exchange rate also had a negative impact on cash as explained below under "Effect of exchange rate changes on cash".

Goldcorp remains debt free and its gold production and reserves are totally unhedged. Goldcorp has no off balance sheet liabilities other than standard operating leases and letters of credit provided as support for reclamation obligations. Goldcorp has no defined benefit pension plans and accordingly, no associated unfunded pension liabilities.

Operating cash flow

Goldcorp's cash flow from operations was $11.9 million, or $0.06 per share, for the quarter ended June 30, 2004. This compares with a cash flow from operations of $16.6 million, or $0.09 per share for the corresponding quarter in 2003. The decrease in 2004 is primarily due to the increase in gold withheld from sale. This is reflected in the gold bullion inventory which is carried on the balance sheet at $17.3 million but has a market value at June 30, 2004 of $46.6 million.

Tax payments for the first six months of 2004 totalled approximately $37 million, of which, $14 million related to taxes payable on 2003 earnings. Components of the change in non-cash working capital are shown in Note 6 to the financial statements.

Investing activities

Investing activities - Mining Interests

		Three months		Six months
	ended June 30,		ended June 30,
(in millions of US dollars)	2004	2003	2004	2003
Red Lake	$ 12.3	$11.4	$ 25.9	$18.2
Wharf Mine	1.4	2.7	3.5	5.8
Saskatchewan Minerals	0.1	0.1	0.0	0.1
Total	$ 13.8	$14.2	$ 29.4	$24.1

During the second quarter of 2004, expenditures on mining interests totalled $13.8 million, consisting of $12.3 million at the Red Lake Mine and $1.4 million at the Wharf Mine. The $12.3 million at the Red Lake Mine includes costs of approximately $6 million associated with the Red Lake Mine Expansion project. Exploration expenditures of $4.1 million made during the quarter to increase reserves at the Mine have been capitalized. The expenditures at the Wharf Mine relate to capitalized costs pertaining to pre-stripping at the Trojan Pit.

Goldcorp has a portfolio of marketable securities consisting largely of junior exploration and mining companies. During the quarter, a net investment of $11.6 million was made in marketable securities.

Financing activities

During the second quarter, the Company made three regularly scheduled monthly dividend payments of $0.015 per share for a total of $8.5 million. This compares to two bi-monthly dividend payments of $0.025 per share during the second quarter of 2003. Total dividends paid for the six months ended June 30, 2004, of $36.0 million also include the special dividend of $0.10 per share paid during the first quarter of 2004.

Goldcorp Inc. - 2004 Second Quarter Results	Page 24

Effect of exchange rate changes on cash

A substantial portion of the Company's cash and short-term investments are held in Canadian dollars. As a result, the movement in the Cdn/US dollar exchange rate has an impact on the cash and short-term investments, in US dollar terms, as reported on the balance sheet. For example, a weakening Canadian dollar will have a negative impact on the Company's cash position. This impact is reported on the Consolidated Statement of Cash Flows under the "Effect of exchange rate changes on cash". Between December 31, 2003 and June 30, 2004, the Canadian dollar weakened vis-à-vis the US dollar, which had a negative impact of $9.5 million on the Company's cash position. During the corresponding period in 2003, the Canadian dollar strengthened, which had a positive impact on Goldcorp's cash position of $34.7 million.

Outlook

Goldcorp anticipates solid operating results during the balance of 2004. Total production for 2004 is forecast at approximately 595,000 ounces, compared with actual production of 602,845 ounces in 2003. Consolidated cash cost is expected to be $109 per ounce and non-cash cost is expected to be $43 per ounce for total costs of $152 per ounce. This compares with $100 cash cost per ounce, $37 non-cash cost per ounce and total costs of $137 per ounce for the year ended December 31, 2003.

The Red Lake Mine is planning to produce approximately 525,000 ounces of gold in 2004, which includes 51,000 ounces of gold produced from concentrate. Cash costs are forecast to be $86 per ounce ($80 in 2003) while total costs are expected to be approximately $120 per ounce, compared with $111 in 2003. The Wharf Mine is forecast to produce in excess of 70,000 ounces of gold in 2004, compared with 70,817 ounces in 2003. Cash costs are forecast to be approximately $250 per ounce and represent a reduction of $26 per ounce over 2003.

Work continues on the project to expand the Red Lake Mine by sinking a new shaft to a depth of 7,150 feet with a capacity of 4,000 tons per day and expanding the mill capacity to 1,000 tons per day. The sinking of the shaft is expected to be completed during the second half of 2006.

Non-GAAP Measures

Goldcorp has included throughout this document certain non-GAAP performance measures. These non-GAAP measures do not have any standardized meaning nor are they necessarily comparable with similar measures presented by other companies. Goldcorp believes that certain investors use this information to evaluate the Company's performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Set out below are definitions for these performance measures and reconciliations of non-GAAP measures to reported GAAP measures.

Cash Flow from Operations per Common Share

Cash flow from operations per common share is determined by dividing cash flow from operations by the weighted average number of common shares outstanding during the period. The following table sets forth the computation of both the basic and diluted cash flow from operations per common share for the three and six months ended June 30:

Goldcorp Inc. - 2004 Second Quarter Results	Page 25

		Three months		Six months
(in thousands of US dollars, except per share amounts)		ended June 30,		ended June 30,
	2004	2003	2004	2003

Cash flow provided by operating activities	$11,947	$16,595	$8,409	$2,292
Divided by:
Weighted average shares outstanding (000's)	189,656	182,998	189,560	182,793
Effect of dilutive securities:
Stock options	1,248	5,901	1,378	5,858
Warrants	2,292	2,424	2,775	2,388
	3,540	8,325	4,153	8,246
Adjusted weighted average shares and
assumed conversions	193,196	191,323	193,713	191,039

Basic cash flow from operations per share	$0.06	$0.09	$0.04	$0.01
Diluted cash flow from operations per share	$0.06	$0.09	$0.04	$0.01

Financial Ratios

Gross Operating Margin is defined as gross operating profit for the period, which is profit after deducting from revenue operating expenses, divided by revenue for the period.

Net Profit Margin is calculated by dividing earnings for the period by revenue for the period.

Return on Invested Capital is defined as earnings for the period divided by the total of the average of debt and equity for the period. Because the Company is debt free, Goldcorp's calculation of Return on Invested Capital is earnings divided by the average equity during the period.

Reconciliation of Cash Cost per Ounce to Financial Statements

(in thousands of US dollars, except per ounce amounts)		Three months		Six months
		ended June 30,		ended June 30,
	2004	2003	2004	2003
Operating expenses	$15,322	$17,554	$30,812	$33,946
Industrial Minerals operating expense	(2,886)	(2,923)	(5,711)	(5,592)
Silver by-product credit	(288)	(165)	(538)	(296)
Stock option compensation from gold operations
included with operating expense	(243)	-	(523)	-
Old concentrate processing cost	(236)	(557)	(887)	(557)
Other	(841)	(1,110)	(1,659)	(1,785)
	$10,828	$12,799	$21,494	$25,716

Divided by ounces sold	93,596	127,706	200,998	257,572

Cash cost per ounce	$116	$100	$107	$100

Goldcorp Inc. - 2004 Second Quarter Results	Page 26

Reconciliation of Non-Cash Cost per Ounce to Financial Statements

(in thousands of US dollars, except per ounce amounts)		Three months		Six months
		ended June 30,		ended June 30,
	2004	2003	2004	2003
Depreciation and depletion	$3,972	$4,624	$8,216	$9,213
Industrial Minerals depreciation and depletion	(80)	(64)	(154)	(117)
Stock option compensation from gold operations
included with operating expense	243	-	523	-
Other	390	153	543	457
	$4,525	$4,713	$9,128	$9,553

Divided by ounces sold	93,596	127,706	200,998	257,572

Non cash cost per ounce	$48	$37	$45	$37